Brian S. North 215 665 3828 brian.north@bipc.com	Two Liberty Place, Suite 3200 Philadelphia, PA 19102-2555 T 215 665 8700 F 215 665 8760 www.buchananingersoll.com

April 28, 2009

VIA EDGAR TRANSMISSION

Ms. Lauren Nguyen
Attorney-Advisor
Division of Corporate Finance
Mail Stop 3561
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	AgFeed Industries, Inc.
Schedule 14A
Filed: April 6, 2009
File No. 001-33674

Dear Ms. Nguyen:

On behalf of AgFeed Industries, Inc. (the “Company”), we respond as follows to the Staff’s comment letter, dated April 27, 2009, to the above-captioned filing of the Company.  Page references in our responses correspond to the present version of the Schedule 14A, a copy of which has been marked to note the changes from the filing made on April 6, 2009 (however, the page references to the section headings taken from the Staff’s comment letter refer to the original pagination).  Please note that, for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company's response to each comment immediately thereafter.

Schedule 14A

Frequently Asked Questions About the Annual Meeting, Page 1

1.
We note the disclosure on page 26 that shareholders will not have any appraisal rights with respect to any matters to be acted upon at the annual meeting. Please revise to include a new question and answer to highlight this fact, Include disclosure of dissenters' rights that will become available if your shares are delisted by Nasdaq, if any. Additionally, revise to disclose with specificity that you are referring to the election of directors and ratification of securities issuance.

The Company has revised the Frequently Asked Questions disclosure on page 6 to include the following question and answer.

Securities and Exchange Commission
April 28, 2009

Do I have any appraisal or dissenters' rights with respect to any of the actions to be taken at the annual meeting?

Under Nevada General Corporation Law, you will not have any appraisal rights or dissenter rights in connection with the passage of either Proposal One, Election of Directors, or Proposal Two, Approval of the December 2008 Financing.

The disclosure on page 33 has also been revised in response to the Staff's comment.

Narrative to Director Compensation Table, page 7

2.
We note the narrative disclosure which relates to the director compensation table on page 7. However, your narrative disclosure relates to director compensation for fiscal year ending December 31, 2009. Please revise to also include narrative disclosure for director compensation for fiscal year ending December 31, 2008.

Narrative to Director Compensation Table on page 10 has been revised to include disclosure for the director compensation for the fiscal year ended December 31, 2008 in response to the Staff's comment.

Security Ownership of Beneficial Owners and Management, page 10

3.
Rule 13d-3(d)(1) of the Exchange Act requires that you include as beneficial owners, those who have the right to acquire beneficial ownership within 60 days. When you amend and refile the proxy statement, please consider whether you should include the warrants as part of your analysis of those who surpass the 5% ownership threshold or advise us as to why you think this is unnecessary.

The Company considered the inclusion of the warrants as part of its analysis of those persons who may be deemed 5% shareholders in the Security Ownership of Beneficial Owners and Management table on pages 13 and 14.  Enable Growth Partners, LP is included in the table, but we have revised the disclosure with respect to their holdings to include the warrants issued to them in the December 2008 Financing. Based on the information available to the Company, the inclusion of the warrants acquired by the other investors would not result in any of them being deemed a 5% shareholder as of April 15, 2009.

4.
As applicable, add the warrant shares into the total number of shares used to calculate percentages of beneficial ownership. Instruction 1 to Item 403 of Regulation S-K requires that you calculate percentages based upon the total number of outstanding shares plus those that qualify for beneficial ownership under Rule 13d-3(d)(1).

The Company has added the warrant shares acquired by Enable Growth Partners into the total number of shares used to calculate percentages of beneficial ownership in the Security Ownership of Beneficial Owners and Management table on page 13.

Securities and Exchange Commission
April 28, 2009

Compensation Discussion and Analysis, page 12

5.
Your disclosure suggests that certain agreed-upon individual performance objectives are a factor in incentive bonuses. In future filings, please disclose and analyze how individual performance contributed to actual compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the compensation committee considered in its evaluation, and if applicable, how the committee weighted and factored them into specific compensation decisions. See Item 402(b)(2)(vii) and Item 402(b)(1)(v) of Regulation S-K. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.

The Company agrees that, in future filings, it will disclose and analyze how individual performance contributed to actual compensation for the named executive officers pursuant to the Staff's comment.

Summary Compensation Table, page 17

6.
Please tell us whether Dr. Songyan Li is an executive officer of your company. He is listed as a director on page 4, but there is no mention of current executive status with the company. He is, nevertheless, listed as a named executive officer throughout the compensation discussion and analysis section. Item 402 of Regulation S-K requires executive compensation disclosure for the principal executive officer, the principal financial officer and the three most highly compensated executive officers other than the principal executive and principal financial officers. If Dr. Li does not fall into any of these categories, please update director and executive compensation accordingly.

Dr. Songyan Li holds the executive officer position of Chairman, as well as being Chairman of the Board.  The Company has revised the disclosure on page 7 to note that Dr. Li is executive Chairman and Chairman of the Board.  The Company has also updated Dr. Li's biography to note that in April 2009 he was appointed Chief Technology Officer of the Company.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table, page 18

7.
In future filings, revise to provide a detailed narrative description of the material factors necessary to an understanding of the information disclosed in your summary compensation table and grants of plan-based awards table. In particular, the narrative disclosure should include an explanation of the amount of salary and bonus in proportion to total compensation for your named executive officers. Refer to Item 402(e) of Regulation S-K.

Securities and Exchange Commission
April 28, 2009

The Company agrees that, in future filings, it will provide a detailed narrative description of the material factors necessary to an understanding of the information disclosed in its summary compensation table and grants of plan-based awards table pursuant to the Staff's comment.

Proposal Number Two — Approval of the December 2008 Financing, page 21

8.	Please update here and throughout to disclose that Nasdaq's Marketplace Rule 4350(i)(1)(D)(ii) is no longer in effect, and that it has been superseded by Rule 5635(d)(2) as of April 13, 2009.

The Company has updated the disclosure in the second sentence of the second paragraph of the discussion of Proposal Two on page 24 to read in full as follows:

Marketplace Rule 5635(d)(2) (which superceded Marketplace Rule 4350(i)(1)(D)(ii) as of April 13, 2009) requires shareholder approval for the issuance of securities representing 20% or more of a listed company's outstanding securities for a price less than the greater of market price or book value in a transaction which is not a public offering.

All other references in the document to the Marketplace Rule have been revised to reference Marketplace Rule 5635(d)(2).

The December 2008 Financing, page 21

9.
Discuss in further detail, the transaction between you and the investors including, but not limited to, the purposes for entering into the transaction, what the proceeds will be used for and how the pricing was determined.

The Company has expanded the discussion of Proposal Two beginning on page 24 to provide further detail with respect to the December 2008 Financing including, but not limited to, the purposes for entering into the transaction, the use of the proceeds, and the determination of the pricing.

10.
Please include a discussion of the Securities Purchase Agreement between you and the investors. Include a description of the material rights and terms of the agreement including those that "are customary for registered direct offerings of this type."

The Company has expanded the disclosure beginning on page 25 to discuss the Securities Purchase Agreement in response to the Staff's comment.

11.	Please identify the investors who purchased securities from you under the Securities Purchase Agreement in December 2008. Further, identify any affiliations with those investors.

Securities and Exchange Commission
April 28, 2009

The Company has identified the investors in the December 2008 Financing on page 25.  The Company has no affiliations with those investors.

12.
Please identify any distinctions between the common stock outstanding prior to the December 2008 financing and the shares issued in the financing, if any. Alternatively, confirm that there are no differences between the shares and all rights included with them are the same.

The Company has added a summary description of its common stock on page 27 and has stated that there are no differences between the shares of common stock that were issued in the December 2008 Financing and the other outstanding shares of its common stock.

13.	Please correct the disclosure on page 22 stating that there are 3,500,000 shares of your common stock issuable upon exercise of the warrants to note that there are 3,500,004.

The Company has corrected the disclosure on page 25 to correctly state that there are 3,500,004 shares of the Company's common stock issuable upon the exercise of the warrants.

Description of the Warrants, page 22

14.	Please fully describe the rights of the warrant holders. Include a discussion regarding assignability and any other material rights associated with the warrants not already disclosed.

The Company has expanded the description of the warrants on pages 27 and 28 in response to the Staff's comment.

15.	Revise to expand the discussion on the warrant holder limitations established in section 2(d) of the form of common stock purchase warrant issued to the investors in the December 2008 financing.

The Company has revised the 4th paragraph of the Description of the Warrants section on page 28 in response to the Staff's comment.

Discussions with Nasdaq, page 23

16.	Please further revise your disclosure to explain why shareholder approval for the issuance of additional shares was not sought in advance of entering into the December 2008 purchase agreement.

The Company has revised the 1st and 3rd paragraphs of the Discussions with Nasdaq section (now captioned "Nasdaq Determination Letter" in light of recent developments) on page 29 to explain that the setting of the exercise price of the warrants below book value was inadvertent.

Securities and Exchange Commission
April 28, 2009

17.
Describe in detail how public reprimand would affect you and your shareholders. Similarly, discuss the impact delisting your shares from Nasdaq would have on you and your shareholders such as the share price.

The Company has revised the disclosure on page 29 to explain the effect of a failure to obtain the required approval may have on the Company.

Other

18.	We note that one of the methods shareholders will be able to vote is via proxy card by mail. Please revise to include a copy of your proposed preliminary proxy card for our review.

A copy of the proposed proxy card is included with the revised preliminary proxy materials.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company has provided the requested statement.  It is filed as correspondence with the revised preliminary proxy materials.

* * *

Securities and Exchange Commission
April 28, 2009

If you or others have any questions or would like additional information, please contact the undersigned at 215-665-3828.

Very truly yours,

Brian S. North

cc:  Dr. Songyan Li, Chairman

AGFEED INDUSTRIES, INC.
Suite A1001-1002, Tower 16
Hengmao International Center
Nanchang, Jiangxi Province, China 330003

April 28, 2009

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Ladies and Gentlemen:

Pursuant to your letter, dated April 27, 2009, AgFeed Industries, Inc. (the "Company"), hereby acknowledges that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.
Securities and Exchange Commission ("Commission") staff comments or changes to disclosure in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Company may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

AGFEED INDUSTRIES, INC.

By:	/s/ Junhong Xiong
Junhong Xiong
Chief Executive Officer